Stevens & Lee

Lawyers & Consultants

111 N. Sixth Street

P.O. Box 679
Reading, PA 19603
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:	(610) 478-2242
Email:	wrk@stevenslee.com
Direct Fax:	(610) 236-4176

October 11, 2016

Joseph McCann

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NI Holdings, Inc. Registration Statement on Form S-1 Submitted confidentially on August 12, 2015 CIK No. 0001681206

Dear Mr. McCann:

On behalf of NI Holdings, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated September 8, 2016, related to the above-referenced draft Registration Statement, which was submitted confidentially on August 12, 2016 (the “Draft Registration Statement”). In response to the comments in the Staff’s letter, the Company has revised the Draft Registration Statement, and the Company is filing via EDGAR the Registration Statement (the “Registration Statement”) together with this response letter on a non-confidential basis. We are sending to you and Ms. Brooks a separate package by Federal Express that includes courtesy copies of the Registration Statement and copies of the Registration Statement marked to show the changes made since the filing of the Draft Registration Statement.

The Company has reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses are to the prospectus included in the Registration Statement (the “Prospectus”).

General

1.	As currently proposed, your method for meeting the minimum offering amount does not appear to comport with Exchange Act Rule 10b-9. Please provide us with an analysis, including any legal authority, as to how the potential purchase by the ESOP of 240,000 shares of common stock issued in the offering (which you intend to fund by loaning the ESOP a portion of the net offering proceeds) qualifies as a “bona fide” purchase in compliance with Exchange Act Rule 10b-9. For guidance, please refer to Exchange Act Release No. 11532 (July 11, 1975) (stating that a minimum contingency offering may not be considered “sold” for purposes of the Rule 10b-9 unless the securities are sold in bona fide transactions and the purchase prices are fully paid).

Philadelphia • Reading • Valley Forge • Allentown • Harrisburg • Lancaster • Scranton

Wilkes-Barre • Princeton • Charleston • New York • Wilmington

A PROFESSIONAL CORPORATION

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2016

Response: The Company has changed the manner in which the purchase of shares by the ESOP will be funded. Nodak Mutual will make a loan to the independent ESOP trustee prior to the closing on the offering from cash that Nodak Mutual currently has on hand. The $2,400,000 purchase price for the 240,000 shares being purchased by the ESOP will be deposited by the independent ESOP trustee into the escrow account prior to the closing on the offering. At June 30, 2016, Nodak Mutual had cash and cash equivalents of approximately $12.7 million. Accordingly, Nodak Mutual has the present and continuing ability to satisfy its commitment to make the loan to the ESOP. As a result, we believe that the purchase price for the shares will be fully paid and that the shares will have been sold in a “bona fide” transaction in compliance with Exchange Act Rule 10b-9 and Exchange Act Release No. 11531. The Company has made appropriate revisions to the disclosure throughout the Prospectus to disclose that prior to the closing on the offering Nodak Mutual will make the loan to the ESOP and the ESOP will deposit the purchase price for the 240,000 shares that it purchases in the offering into the escrow account prior to the closing of the offering.

2.	In addition, please tell us how this transaction will be structured so that you receive the funds in escrow for the ESOP’s subscription during the subscription offering phase but prior to the closing of the offering. Also, please consider any necessary changes to your Use of Proceeds and elsewhere, if appropriate, to reflect the minimum and maximum gross proceeds as a result of the loan may be less than $76,500,000 and $103,500,000, respectively.

Response: As described in the response to Comment No. 1 above, Nodak Mutual will make the loan to the independent ESOP trustee and the independent ESOP trustee will deposit the purchase price for the 240,000 shares that it purchases in the offering into the escrow account prior to the closing of the offering. The loan will be made by Nodak Mutual, and the proceeds of the offering will be received by the Company. As a result, the gross proceeds of the offering will not be affected by the loan to the ESOP. Accordingly, the Company believes that the disclosure in the Use of Proceeds section of the Prospectus and elsewhere in the Prospectus that the gross proceeds of the offering will be between $76,500,000 and $103,500,000 is accurate and appropriate.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2016

3.	With reference to your disclosure on page 103, please also provide us with an analysis, including any legal authority, as to how the potential purchases by the directors and officers of Nodak Mutual (in order to meet the minimum offering amount) qualify as “bona fide” purchases in compliance with Exchange Act Rule 10b-9.

Response: The North Dakota law governing the conversion of mutual property and casualty insurance companies (the “North Dakota Conversion Law”) states that the plan of conversion must provide that a director or officer may not sell stock purchased pursuant to the conversion within one year after the effective date of the conversion. The only applicable exception included in the law is if the transfer is to (i) the spouse or minor children of such director or officer, (ii) to a trust or other estate or wealth planning entity established for the benefit of such director or officer or the spouse or minor children of such director or officer, or (iii) to an individual or joint IRA or other tax-qualified retirement plan of such officer or director. The officers and directors of Nodak Mutual who purchase shares of the Company in connection with the conversion offering will be paying cash for such shares at the same offering price as any other purchaser in the offering and will be required to hold such shares for one year before they can transfer such shares, subject to the limited exceptions described above. Based on those facts, we believe that such directors and officers are purchasing for investment and not with a view to resell such shares. Accordingly, we believe that such purchases will qualify as “bona fide” purchases and will be fully paid for as contemplated by Exchange Act Release No. 11532.

The Conversion of Nodak Mutual from Mutual to Stock Form, page 4

4.	Please revise to disclose the reasons for the offering. To the extent that the offering is required by state law in connection with the conversion, please revise to also disclose the reasons for the conversion.

Response: The Company has revised the disclosure on page 4 of the Prospectus to add a section titled “Reasons for the Conversion and the Offering” in which the Company discloses the reasons for the conversion and the offering.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2016

Limits on Your Purchase of Common Stock, page 10

5.	Based on your disclosures on pages 6 and 10 and the plan of conversion filed as Exhibit 2.1, it appears that members have the right to subscribe for up to 10.35 million shares, or 370 shares per member, in the subscription offering but only have the right to receive cash redemptions for 9 million shares, or 322 shares per member. Accordingly, please tell us why the prospectus cover page indicates that eligible members will only receive 322 subscription rights “to purchase NI Holdings common stock in the offering.” We further note that your disclosure on page 90 indicates that members will receive, without payment, non-transferable rights to purchase up to 5% of the total number of shares in the offering. Please advise and, as necessary, revise your disclosures to clarify the subscription and redemption rights granted to each member.

Response: The Company has revised the disclosure on the cover page of the Prospectus and on pages 6, 9, and 91 and in other applicable places throughout the Prospectus to clarify that each member has the right to purchase up to 5.0% of the total number of shares sold in the offering. The Company has also revised the disclosure throughout the Prospectus to clarify that each member has been granted 322 subscription rights that can be redeemed for cash if such member does not purchase any shares in the offering and does not transfer such subscription rights.

Implications of Being an Emerging Growth Company, page 13

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither the Company nor anyone authorized to do so on behalf of the Company has provided any written communications to potential investors. The only written communication from the Company has been the notice required to be given under the North Dakota conversion to policyholders whose policies were issued after January 21, 2016, which was the date the plan of conversion was adopted. Such notice advises the policyholder that the plan of conversion was adopted and that they have the right to cancel their policy and receive a pro rata refund of any premiums that they have paid for such policy.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2016

Risk Factors, page 14

7.	Please revise to highlight the first full risk factor on page 27 concerning risks relating to your status as an insurance holding company.

Response: The Company has revised the disclosure on page 13 of the Prospectus to add a risk factor highlighting that except for any proceeds of the offering retained by the Company, because it is an insurance holding company without any operations, the Company will be dependent on dividends and management fees from Nodak Insurance Company to fund dividends and stock repurchases and to repay any indebtedness of the Company.

Our success depends on the ability of our insurance company subsidiaries to underwrite risks . . . , page 18

8.	With reference to your disclosure in the third paragraph on page 73, please revise the heading and the risk disclosure to discuss your reliance on a third-party to underwrite your multi-crop peril and crop hail insurance.

Response: The Company has revised the disclosure on page 73 of the Prospectus to clarify that only the crop hail insurance issued by the Company is underwritten by American Farm Bureau Insurance Services (“AFBIS”). As described on page 69 of the Prospectus, under the federal crop insurance program, the multi-peril crop insurance business is overseen by the federal government through the Risk Management Agency, which dictates the language of the insurance policies, the premiums the approved insurance providers (“AIPs”), such as the Company, can charge and the commissions that the AIPs can pay to agents. The AIPs are required to issue multi-peril crop insurance to anyone who applies for such insurance. Accordingly, no underwriting of the risk of issuing such policies is performed by any party. AFBIS does provide underwriting services for crop hail insurance issued by the Company, but the Company has the ability to decline to issue a policy to anyone applying for insurance. The Company may decline to issue crop hail insurance coverage if it believes that it would have too much geographic exposure to the area in which the applicant is seeking coverage, believes the applicant presents an unacceptable risk, or believes the crop for which coverage is requested provides an unacceptable risk. Accordingly, we have revised the risk factor on page 17 of the Prospectus to disclose the Company’s reliance on AFBIS for the underwriting of the Company’s crop hail insurance policies.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2016

Use of Proceeds, page 35

9.	We note your disclosure on page 25 indicating that the North Dakota Insurance Department may require you to contribute proceeds to Nodak Insurance Company. Please revise to disclose, if applicable, the approximate amount you intend to allocate to this use. To the extent that the amount is not known or estimable, please revise to disclose when you will know the amount that would need to be contributed.

Response: The Company has revised the disclosure on page 34 of the Prospectus to disclose that it currently intends to retain all of the net proceeds of the offering in the Company and does not intend to contribute any of the net proceeds to Nodak Insurance Company. If the North Dakota Insurance Department requires the Company to contribute any of the net proceeds of the offering to Nodak Insurance Company, that requirement would be included in the Department’s order approving the plan of conversion. The Company will revise the Prospectus to disclose such amount, if any, before the Company requests that the Registration Statement be declared effective.

10.	Your disclosure at the top of page 5 indicates that you have current plans to deploy funds from the offering. Accordingly, please refer to Regulation S-K, Item 504 and revise to identify the principal intended purposes and the approximate intended amounts.

Response: The Company has revised the disclosure under the heading “Reasons for the Conversion and the Offering” on page 4 of the Prospectus to remove any implication that the Company currently has any specific plans with respect to the use of the net proceeds of the offering. The Company has also revised the disclosure under the heading “Use of Proceeds” on page 34 of the Prospectus to state that the Company’s principal intended use of the net proceeds of the offering is to finance the acquisition of other property and casualty insurance companies and for general corporate purposes, which may include the payment of cash dividends and stock repurchases, but that the Company has no specific plans, arrangements or understandings at this time regarding the use of the net proceeds of the offering.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2016

Dividend Policy, page 38

11.	We refer to the second paragraph under the heading. Please revise to explain why there is uncertainty with respect to dividends payments to Nodak Mutual Group.

Response: The Company has revised the disclosure on page 36 of the Prospectus to state that the Company’s board of directors has not adopted a policy with respect to the payment of dividends, and therefore, the payment of dividends on the common stock in the future is uncertain.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 41

12.	Please remove pro forma book value per share since this measure is not contemplated in the preparation requirements of Article 8 or Article 11 of Regulation S-X or tell us your basis for this presentation.

Response: The Company has removed the book value per share from the Unaudited Pro Forma Condensed Consolidated Balance Sheet on page 38 of the Prospectus.

Loss and Loss Adjustment Expense Reserves, page 52

13.	We believe your disclosure regarding the estimation of the reserves for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Response: The Company has revised the disclosure on page 48 of the Prospectus to include additional disclosure regarding the judgments and uncertainties that affect the estimation of loss and loss adjustment expense (“LAE”) reserves. Tables have been added on page 54 of the Prospectus to illustrate the impact that reasonably likely changes in the key assumptions used in estimating the reserve for loss and LAE may have on the Company’s results of operations, financial position and liquidity. The Company has added disclosure regarding why management believes that scenarios illustrated in the table are reasonably likely.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2016

14.	Please explain how the amount disclosed for favorable development of $5.5 million for 2014 ties to the table on page 77. In addition, please explain why the amount disclosed on page 62 for favorable development in 2015 of $9.1 million as it appears from the table on page 77 that the favorable development was $8.8 million. Please expand your disclosure on page 62 to clarify the reasons for the favorable development in 2014.

Response: The Company has revised the disclosure on page 62 of the Prospectus to more correctly describe the improvement in its loss and loss adjustment expense from 2014 to 2015 and to correct the amount of favorable development in 2015.

Results of Operations, page 60

15.	Please tell us why you highlight your expense, loss and combined ratios for the three-month period ended March 31, 2016 but do not present these ratios in your disclosures covering the fiscal years ended December 31, 2015 and 2014.

Response: The Company has revised the disclosure on page 60 of the Prospectus to include these ratios for the years ended December 31, 2015 and 2014 and has updated the disclosure to include these ratios for the six months ended June 30, 2016 and 2015.

Contractual Obligations, page 64

16.	Please populate the amounts for estimated gross loss & loss adjustment expense payments in the table.

The Company has revised the disclosure on page 63 of the Prospectus to include its estimated gross loss and loss adjustment expense payments in the contractual obligations table.

Battle Creek Mutual Insurance Company (“Battle Creek”), page 70

17.	Please expand your disclosure of the affiliation agreement and surplus note to provide the material terms including each party’s material rights and obligations, duration, termination provisions and any material payment provisions and/or revenue sharing. In addition, please file the agreement as an Exhibit in accordance with Item 601 of Regulation S-K.

Response: The Company has revised the disclosure on page 69 of the Prospectus to provide the material terms of the affiliation agreement between Nodak Mutual and Battle Creek and the surplus note issued by Battle Creek to Nodak Mutual, including the term of the affiliation agreement, the termination provisions, and the economic terms of the arrangement. The Company has filed the affiliation agreement as Exhibit 10.11 to the Registration Statement.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2016

Organic Growth Strategy, page 71

18.	Please revise to disclose how your 2015 expense ratio of 26.2% compares in quantitative terms to that of your peers. Also, your disclosure on page 61 indicates that your expense ratio was 34.7% for the quarter ended March 31, 2016. Please tell us whether this higher ratio is lower than your peers for the comparable period.

Response: The Company has revised the disclosure on page 70 of the Prospectus to compare the Company’s expense ratio for the year ended December 31, 2015 with a peer group that it believes is representative. For the six months ended June 30, 2016, the Company’s expense ratio was 27.48% compared to an average expense ratio of 30.5% for the same peer group. The Company has used statutory ratios to make this comparison because no GAAP ratios are reported for most of the members of the peer group.

American Farm Bureau Insurance Services, page 74

19.	We refer to the last sentence under the heading. Please revise to disclose whether you are entitled to a set percentage of AFBIS profits and whether you have received material payments in recent periods.

Response: The Company has revised the disclosure on page 73 of the Prospectus to disclose that the Company is not entitled to a fixed percentage of AFBIS profits. The disclosure now describes the policy adopted by AFBIS regarding distributions to its shareholders and that the Company did not receive any material distributions from AFBIS during 2014 or 2105.

The Conversion and The Offering, page 88

20.	Please revise to include a brief discussion of the material terms of the North Dakota conversion statute.

Response: The Company has revised the disclosure on page 86 of the Prospectus to include a brief description of the material terms of the North Dakota conversion statute.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2016

21.	Your disclosure references approval by the North Dakota Insurance Commissioner on [ ], 2016 and indicates that such approval is a condition to closing the offering. Please tell us and revise, as appropriate, to clarify when the North Dakota Insurance Commissioner approval will occur. In this regard, tell us whether the approval is needed prior to commencement of the offering.

Response: The Company expects to receive approval of the plan of conversion from the North Dakota Insurance Commissioner prior to the end of October 2016, but approval of the conversion may not be received until sometime in November 2016. The Company will not commence the offering until it has received such approval. The Company will update the Prospectus to include the date that the North Dakota Insurance Commissioner approves the plan of conversion prior to requesting that the Registration Statement be declared effective.

If Subscriptions Received in the Subscription Offering Meet . . ., page 92

22.	Please reconcile your disclosure in the first sentence under the above heading with your disclosure in the third paragraph on page 6.

Response: The Company believes that the disclosure in the first sentence under the heading “If Subscriptions Received in the Offering Meet . . .” is consistent with the disclosure in the third paragraph on page 6. If the number of shares sold in the subscription offering is equal or greater than 7,650,000 shares, the Company will promptly complete the offering. It does not say that the Company will not accept orders that it receives in the community offering. As stated in the last sentence of the third paragraph on page 6, the Company is planning to conduct the community offering concurrently with the subscription offering. Because the North Dakota Conversion Law requires that the subscription offering remain open for at least 45 days, the Company intends to have the subscription offering and the conversion offering terminate at the same time. Accordingly, the Company will have received any orders submitted in the community offering at the time the subscription offering terminates, and the Company can complete the offering at that time without conducting a syndicated offering provided that orders and subscriptions for at least 7,650,000 have been received and accepted by the Company.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2016

The Valuation of Nodak Mutual and the Subscription Rights, page 93

23.	We note the disclosure on page 95 indicating that Feldman principally considered the price-to-book value and the price-to-earnings ratios. Please revise to highlight these ratios in the tables on pages 95 and 96.

Response: The Company has added a table on page 93 of the Prospectus that includes various comparable pricing ratios that Feldman Financial considered in determining the pro forma valuation of Nodak Mutual and that highlights the price-to-book value and price-to earnings ratios of Nodak Mutual and the comparative group constructed by Feldman Financial for purposes of the valuation.

24.	We refer to your disclosure in the first paragraph under the table on page 96. Please revise to explain how the advisor calculated or otherwise determined the 35% to 45% discount. Also, revise to quantify the size of the discount and premium referenced in the second sentence of the paragraph.

Response: The Company has revised the first paragraph on page 95 of the Prospectus to explain how Feldman Financial calculated and determined the proper discount to pro forma book value in its valuation of Nodak Mutual and to quantify the size of the discount and premium referred to in the last sentence of the paragraph.

Marketing and Underwriting Arrangements, page 101

25.	Please revise to clarify whether Griffin Financial is an underwriter and whether the fees paid to Griffin and other broker-dealers constitute underwriting fees. Alternatively, please explain to us the reasons for the uncertainty.

Response: The Company has revised the disclosure on page 100 of the Prospectus to state that Griffin Financial will be considered an underwriter and that the fees paid to Griffin Financial and other broker-dealers in connection with the offering will be considered underwriting commissions.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2016

Committees of the Board of Directors, page 113

26.	Please revise to disclose whether you will qualify as a “controlled company” under NASDAQ rules and whether you will rely on any of the corporate governance exemptions. If so, please also add risk factor disclosure and highlight the risk in the Summary.

Response: The Company has revised the disclosure on page 111 of the Prospectus to disclose that it will qualify as a “controlled company” under the NASDAQ Stock Market rules, but that it will not rely on any of the corporate governance exemptions.

Stock-Based Plans, page 114

27.	Please revise to disclose the number of shares approved under the plan.

Response: The Company has revised the disclosure on page 113 of the Prospectus and elsewhere in the Prospectus to disclose that the Company intends to adopt a stock based incentive plan, but that no decision has been made by the board of directors regarding the number of shares for which grants of restricted stock or stock options may be granted under the plan.

Benefit Plans and Employment Agreements, page 115

28.	We refer to the 2015 non-equity incentive plan awards reflected in the Summary Compensation Table on page 115. Please revise your benefits plan discussion to disclose the material terms of this compensation plan and briefly discuss the reasons for the 2015 awards to your named executive officers, including a general description of the formula or criteria applied in determining the amounts payable. Refer to Regulation S-K, Item 402(o)(5). Also, file a copy of the plan as an Exhibit to the registration statement.

Response: The Company has revised the disclosure on page 114 of the Prospectus to describe the material terms of its cash incentive bonus plan, the criteria for determining the awards granted to its named executive officers, and the performance of the Company and the named executive officers with respect to such criteria. A copy of the cash incentive bonus plan has been filed as Exhibit 10.9 to the Registration Statement.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2016

29.	Please revise your disclosure to discuss the material terms of the employee stock ownership plan. Please include the disclosure that would be required if you were registering the offering of these shares on Form S-8. For guidance, please see Compliance Disclosure Interpretations, Securities Act Forms, Question 216.01.

Response: The Company has revised the disclosure on page 115 of the Prospectus to include a description of the material terms of the employee stock ownership plan.

Index to Consolidated Financial Statements
General

30.	We note disclosure on page 69 that NI Holdings, Inc. was formed for the purpose of becoming the stock holding company and currently holds minimal assets and has not conducted any business. However, we do not believe this provides a sufficient basis to omit the audited financial statements of the registrant. Please provide audited financial statements of the registrant NI Holdings, Inc. as required by Rule 3-01(a) of Regulation S-X, or tell us why you believe such financial statements are not required.

Response: NI Holdings, Inc. was incorporated on May 12, 2016 under the laws of the State of North Dakota, but has not issued any shares of common stock and will not issue any shares of common stock prior to the closing of the offering described in the Registration Statement. Prior to the closing of the offering, NI Holdings, Inc. will have no assets, no liabilities, and no contingent liabilities. In addition, NI Holdings has not commenced operations and has no revenue and has incurred no expenses. Therefore, the Company believes that based on Section 1160.1 of the Division of Corporation Finance Financial Reporting Manual, the Company should not be required to include audited financial statements of NI Holdings, Inc.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2016

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Organization and Business, page F-9

31.	Please revise your disclosure to provide net premiums earned by product or group of similar products or by major line of business. Refer to ASC 280-10-50-40.

Response: The Company has revised the disclosure on page F-25 of the Prospectus to include the net premiums earned by the major lines of business of Nodak Mutual Insurance Company.

Exhibits

32.	Please file the Employee Stock Ownership Plan as an Exhibit to your registration statement.

Response: The Company has filed the Employee Stock Ownership Plan as Exhibit 10.10 with the Registration Statement.

********************

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 478-2242 or my colleague Scott H. Spencer at (717) 399-6634.

Sincerely,

STEVENS & LEE

Wesley R. Kelso

WRK:lic

cc:	Ms. Tara Keating Brooks (w/enc.)
Mr. Michael J. Alexander
Mr. Brian R. Doom
Mr. Jeffrey P. Waldron
Scott H. Spencer, Esq.
Brian Clouse